Exhibit 23.1

September 26, 2017

American Airlines, Inc.

4333 Amon Carter Boulevard

Fort Worth, TX 76155-2605

Re:	American Airlines, Inc. (the “Company”) Three Boeing 737-800, Nine Boeing 737 MAX 8, Three Boeing 787-9 and Fifteen Embraer ERJ 175 LR Aircraft Appraisals

Ladies and Gentlemen:

We hereby consent to (i) the use of the report prepared by us with respect to the aircraft referred to above, (ii) the summary of such report under the headings (a) “Prospectus Supplement Summary – Summary of Terms of Certificates,” (b) “Prospectus Supplement Summary – Equipment Notes and the Aircraft,” (c) “Prospectus Supplement Summary – Loan to Aircraft Value Ratios,” (d) “Risk Factors — Risks Relating to the Certificates and the Offering,” (e) “Description of the Aircraft and the Appraisals – The Appraisals,” (f) “Description of the Equipment Notes – Loan to Value Ratios of Equipment Notes,” (g) “Appendix III—Summary of Appraised Values” and (h) “Appendix IV – Loan to Value Ratio Tables” and (iii) references to our firm under the headings “Prospectus Supplement Summary – Equipment Notes and the Aircraft,” “Risk Factors – Risks Relating to the Certificates and the Offering,” “Description of the Aircraft and the Appraisals – The Appraisals” and “Experts” in the Company’s preliminary Prospectus Supplement, expected to be dated on or about September 26, 2017, and the Company’s final Prospectus Supplement, in each case relating to the offering of American Airlines, Inc. Pass Through Certificates, Series 2017-2, Class B.

Sincerely, AIRCRAFT INFORMATION SERVICES, INC.

By:	/s/ Dave A. Miller
Name:	Dave A. Miller, CEO
Title:	Certified Appraiser, International Society of Transportation Aircraft Trading

Main Office: 1409 Peachtree Street, Suite 200, Atlanta, Georgia 30309

TEL: 404 870-AISI (2474) E-MAIL: mail@AISI.aero  www.aisi.aero